UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER      001-33206
CUSIP NUMBER     12802T101

(Check one): ☒ Form 10-K □ Form 20-F □ Form 11-K □ Form 10-Q □ Form 10-D □ Form N-SAR □ Form N-CSR
For Period Ended: December 31, 2014
□	Transition Report on 10-K
□	Transition Report on 20-F
□	Transition Report on 11-K
□	Transition Report on 10-Q
□	Transition Report on N-SAR
For the Transition Period Ended: __________________________________________________
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

Cal Dive International, Inc.

Full Name of Registrant

Former Name if Applicable

2500 CityWest Boulevard, Suite 2200

Address of Principal Executive Office (Street and Number)

Houston, Texas 77042

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)
□	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N‑SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)
Cal Dive International, Inc. (the "Company") is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the period ended December 31, 2014 (the "Annual Report").   The Company is unable to file its Annual Report within the prescribed time period or within the 15 day extension period permitted by the applicable rules of the United States Securities and Exchange Commission without unreasonable effort and expense.  As previously disclosed, on March 3, 2015, the Company and its United States subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") seeking relief under the provisions of Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code").

The Company is unable to file its Annual Report due to the extensive effort and expense required to (i) operate the Company's business and restructure the Company's financial obligations under the protection of the Bankruptcy Court, (ii) meet the monthly operating report requirements of the Bankruptcy Code and (iii) satisfy the Company's obligations to other parties with interests in the Chapter 11 cases. The Company also has confronted and continues to confront significant challenges, including (i) the resignation of the Chief Financial Officer in June 2014 and the Company's inability to replace him (with the Chief Executive Officer serving as interim Chief Financial Officer), (ii) significant layoffs, particularly in back office and administrative support roles, (iii) the suspension of the Company's 2014 year-end audit due to the costs involved and (iv) the diversion of the Company's limited resources in its ongoing efforts to sell non-core assets and continue to work on a plan of reorganization.  As a result, the Company has determined that it is unable to file its Annual Report without unreasonable effort and expense.  Given the foregoing factors, the Company does not currently intend to resume the filing of periodic reports under the Securities Exchange Act of 1934, as amended, although it does intend to furnish the bankruptcy proceeding monthly operating reports under cover of Current Reports on Form 8-K.  The Company currently is focused on its restructuring and addressing its liabilities through Chapter 11.

PART IV – OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification
Lisa M. Buchanan	(713)	361-2600
(Name)	(Area Code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).Yes  ☒No  □

N/A
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  ☒                          No  □
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Due to adverse business conditions and other circumstances, including (i) the continued delay by Petróleos Mexicanos ("Pemex") in recommencing the work on two suspended projects, (ii) unseasonably adverse weather that delayed the start of the Company's summer work season in the United States Gulf of Mexico and caused delays and cost overruns on two of the Company's four projects in Mexico, (iii) the sharp decline in oil prices, which resulted in a curtailment in spending by oil and gas companies, (iv) the recording of a provision for doubtful accounts related to a receivable for amounts owed to the Company by a contractor in Mexico that is now subject to bankruptcy proceedings and (v) the recording of a significant non-cash asset impairment charge, there was a significant adverse change in the Company's results of operations for its fiscal year ending December 31, 2014 compared with the Company's results of operations for its prior fiscal year. The significant deterioration in the Company's financial performance in 2014 resulted in the Company's failure to comply with certain financial covenants in the Company's credit agreement and second lien facility, and thereafter to payment defaults under the Company's credit agreement, second lien facility and the indenture governing the Company's convertible notes. The deterioration in the Company's financial performance and, as a result, its stock price also led to the failure to meet the requirements for continued listing of its common stock on the New York Stock Exchange ("NYSE") and ultimately to the delisting of its common stock by the NYSE in early December 2014.  These adverse conditions and the Company's significant deterioration in financial performance ultimately led to the Board of Directors' decision to file the Chapter 11 petitions.

The Company intends to file monthly Current Reports on Form 8-K with the Securities and Exchange Commission which includes as exhibits copies of the monthly operating reports filed by the Company with the Bankruptcy Court commencing on April 20, 2015 for the period from March 3, 2015 to March 31, 2015.  The foregoing monthly operating reports will include information regarding the results of operations of the Company during the periods covered by such reports.
DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION
This Form 12b-25 contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may also be included from time to time in our other public filings, press releases, our website and oral and written presentations by management. Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as "may," "will," "expects," "believes," "anticipates," "plans," "estimates," "projects," "predicts," "targets," "seeks," "could," "intends," "foresees" or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our strategies, initiatives, objectives, plans or goals are forward-looking.
These forward-looking statements are based on management's current intent, belief, expectations, estimates and projections. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict. Therefore, actual results may vary materially from what is expressed in or indicated by the forward-looking statements. The risk factors set forth under "Item 1A. Risk Factors" in our Annual Reports on Form 10-K and other matters discussed from time to time in our filings with the Securities and Exchange Commission, including the "Disclosure Regarding Forward-Looking Information" and "Risk Factors" sections of our Quarterly Reports on Form 10-Q, among others, including the effects and outcome of the pending bankruptcy proceeding, could affect future results, causing these results to differ materially from those expressed in our forward-looking statements. In that event, our business, financial condition, results of operations or liquidity could be materially adversely affected and investors in our securities could lose part or all of their investments. Accordingly, our investors are cautioned not to place undue reliance on these forward-looking statements because, while we believe the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate.
Further, the forward-looking statements included in this Form 12b-25 and those included from time to time in our other public filings, press releases, our website and oral and written presentations by management are only made as of the respective dates thereof. We undertake no obligation to update publicly any forward-looking statement in this Form 12b-25 or in other documents, our website or oral statements for any reason, even if new information becomes available or other events occur in the future.

Cal Dive International, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date:   March 16, 2015

By:	/s/Lisa M. Buchanan
Lisa M. Buchanan
Executive Vice President, Chief Administrative Officer, General Counsel and Secretary